Detica

[redacted] Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

07027389

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 07-FIV100C383

SUPPL

1 October 2007

File no: 82-35012

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

20.09.07	Notification of Transaction of Directors
24.09.07	Notification of Transaction of Directors
26.09.07	Notification of Transaction of Directors

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Nicky Heywood
Company Secretary Assistant

Enc

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 09 2007
WASH, D.C.
210

dw 10/19

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Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	14:37 24-Sep-07
Number	3738E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Detica Group plc

....

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

....

SEC MAIL PROCESSING SECTION RECEIVED OCT 0 9 2007 WASH, D.C. 210

3. Name of *person discharging managerial responsibilities/director*

John Gordon

....

4 State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

....

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary 2p Shares

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

John Gordon

………………………………

8 State the nature of the transaction

Share purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

3,000 shares

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.002%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Nil

13. Price per *share* or value of transaction

£3.04

... ...

14. Date and place of transaction

London 21 September 2007

... ...

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

0.024%

Total holding - 28,000 ordinary 2p shares

... ...

16. Date issuer informed of transaction

24th September 2007

... ...

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

18. Period during which or date on which it can be exercised

N/A

... ...

19. Total amount paid (if any) for grant of the option

N/A

... ...

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

John Woollhead 01483 816900

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

John Woollhead

……………………………………

Date of notification

24 September 2007

END
END

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FILE NO: 82 - 35012

Regulatory Announcement

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Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	16:24 26-Sep-07
Number	5597E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Detica Group plc

………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

………………………………

3. Name of *person discharging managerial responsibilities/director*

Mandy Gradden

………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to person named above

………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary 2p Shares

………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mandy Gradden

………………………………

8 State the nature of the transaction

Acquired 171,302 shares on the exercise of options

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

171,302

………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.148%

………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Nil

13. Price per *share* or value of transaction

Market value of shares acquired was £524,184.18 following exercise of 236,119 unapproved share options at an exercise price of £0.84. The exercise was undertaken via net settlement and accordingly no consideration was paid for the shares.

14. Date and place of transaction

London 25th September 2007

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

257,362

0.222%

………………………………

16. Date issuer informed of transaction

25th September 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

N/A

………………………………

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

……………………………………

20. Description of *shares* or debentures involved (*class* and number)

N/A

……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

……………………………………

22. Total number of *shares* or debentures over which options held following notification

N/A

……………………………………

23. Any additional information

……………………………………

24. Name of contact and telephone number for queries

John Woollhead 01483 816900

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

John Woollhead

……………………………………

Date of notification

26th September 2007

……………………………………

END
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Regulatory Announcement

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Company	Detica Group Plc
TIDM	DCA
Headline	Director/PDMR Shareholding
Released	12:55 20-Sep-07
Number	1954E

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

Detica Group plc

……………………………………

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

……………………………………

3. Name of *person discharging managerial responsibilities/director*

Mark Mayhew

……………………………………

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

……………………………………

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

……………………………………

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary 2p Shares

……………………………………

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mark Mayhew

……………………………………

8 State the nature of the transaction

Share purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

10,000 shares

……………………………………

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.008%

……………………………………

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

Nil

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

Nil

13. Price per *share* or value of transaction

£3.095

………………………………

14. Date and place of transaction

London 20 September 2007

………………………………

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

0.021%

………………………………

16. Date issuer informed of transaction

20th September 2007

………………………………

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

18. Period during which or date on which it can be exercised

N/A

………………………………

19. Total amount paid (if any) for grant of the option

N/A

………………………………

20. Description of *shares* or debentures involved (*class* and number)

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

John Woollhead 01483 816900

……………………………………

Name and signature of duly authorised officer of *issuer* responsible for making notification

John Woollhead

……………………………………

Date of notification

20 September 2007

END
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END